The Variable Annuity Contract

issued by

BRIGHTHOUSE LIFE INSURANCE COMPANY

and

BRIGHTHOUSE SEPARATE ACCOUNT A

Series VA
(offered on and after May 2, 2016)

~~May 1, 2017 (as revised~~ __________, ~~2017~~2018~~)~~

This prospectus describes the flexible premium deferred variable annuity contract offered by Brighthouse Life Insurance Company (BLIC or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.

The annuity contract has 60 investment choices — a Fixed Account that offers an interest rate guaranteed by us, and 59 Investment Portfolios listed below. We restrict the investment choices available to you if you elect the GWB v1 rider or the GLWB rider. Please see “Purchase Payments — Investment Allocation Restrictions for Certain Riders” for more information about investment allocation and other Purchase Payment restrictions applicable to optional riders.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE CONTRACTS AS DESCRIBED IN THIS PROSPECTUS UNTIL THE POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT RELATING TO THE CONTRACTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE PROSPECTUS IS NOT AN OFFER TO SELL THESE CONTRACTS AND IS NOT SOLICITING AN OFFER TO BUY THESE CONTRACTS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Brighthouse Funds Trust I (formerly Met Investors Series Trust)

- AB Global Dynamic Allocation Portfolio (Class B)*
- Allianz Global Investors Dynamic Multi-Asset Plus Portfolio (Class B)*
- American Funds® Balanced Allocation Portfolio (Class C)
- American Funds® Growth Allocation Portfolio (Class C)
- American Funds® Growth Portfolio (Class C)
- American Funds® Moderate Allocation Portfolio (Class C)
- AQR Global Risk Balanced Portfolio (Class B)*
- BlackRock Global Tactical Strategies Portfolio (Class B)*
- BlackRock High Yield Portfolio (Class B)
- Brighthouse Asset Allocation 100 Portfolio (Class B) (formerly MetLife Asset Allocation 100 Portfolio)
- Brighthouse Balanced Plus Portfolio (Class B)* (formerly MetLife Balanced Plus Portfolio)
- Brighthouse Small Cap Value Portfolio (Class B) (formerly MetLife Small Cap Value Portfolio)
- Brighthouse/Aberdeen Emerging Markets Equity Portfolio (Class B) (formerly Met/Aberdeen Emerging Markets Equity Portfolio)
- Brighthouse/Eaton Vance Floating Rate Portfolio (Class B) (formerly Met/Eaton Vance Floating Rate Portfolio)
- Brighthouse/Franklin Low Duration Total Return Portfolio (Class B) (formerly Met/Franklin Low Duration Total Return Portfolio)
- Clarion Global Real Estate Portfolio (Class B)
- ClearBridge Aggressive Growth Portfolio (Class B)
- Goldman Sachs Mid Cap Value Portfolio (Class B)
- Harris Oakmark International Portfolio (Class B)
- Invesco Balanced-Risk Allocation Portfolio (Class B)*
- Invesco Comstock Portfolio (Class B)
- Invesco Mid Cap Value Portfolio (Class B)
- Invesco Small Cap Growth Portfolio (Class B)
- JPMorgan Core Bond Portfolio (Class B)
- JPMorgan Global Active Allocation Portfolio (Class B)*
- Loomis Sayles Global Markets Portfolio (Class B)
- MetLife Multi-Index Targeted Risk Portfolio (Class B)*
- MFS® Research International Portfolio (Class B)
- PanAgora Global Diversified Risk Portfolio (Class B)*
- PIMCO Inflation Protected Bond Portfolio (Class B)
- PIMCO Total Return Portfolio (Class B)
- Pyramis® Government Income Portfolio (Class B)*
- Pyramis® Managed Risk Portfolio (Class B)*
- Schroders Global Multi-Asset Portfolio (Class B)*
- SSGA Growth and Income ETF Portfolio (Class B)
- SSGA Growth ETF Portfolio (Class B)

T. Rowe Price Large Cap Value Portfolio (Class B)
T. Rowe Price Mid Cap Growth Portfolio (Class B)

Brighthouse Funds Trust II (formerly Metropolitan Series Fund)

Baillie Gifford International Stock Portfolio (Class B)
BlackRock Ultra-Short Term Bond Portfolio (Class B)
Brighthouse Asset Allocation 20 Portfolio (Class B) (formerly MetLife Asset Allocation 20 Portfolio)
Brighthouse Asset Allocation 40 Portfolio (Class B) (formerly MetLife Asset Allocation 40 Portfolio)
Brighthouse Asset Allocation 60 Portfolio (Class B) (formerly MetLife Asset Allocation 60 Portfolio)
Brighthouse Asset Allocation 80 Portfolio (Class B) (formerly MetLife Asset Allocation 80 Portfolio)
Brighthouse/Artisan Mid Cap Value Portfolio (Class B) (formerly Met/Artisan Mid Cap Value Portfolio)
Brighthouse/Dimensional International Small Company Portfolio (Class B) (formerly Met/Dimensional International Small Company Portfolio)
Brighthouse/Wellington Core Equity Opportunities Portfolio (Class B) (formerly Met/Wellington Core Equity Opportunities Portfolio)
Frontier Mid Cap Growth Portfolio (Class B)
Jennison Growth Portfolio (Class B)
MetLife Aggregate Bond Index Portfolio (Class G)~~*~~ (formerly Barclays Aggregate Bond Index Portfolio)
MetLife Mid Cap Stock Index Portfolio (Class G)
MetLife MSCI EAFE® Index Portfolio (Class G) (formerly MSCI EAFE® Index Portfolio)
MetLife Russell 2000® Index Portfolio (Class G) (formerly Russell 2000® Index Portfolio)
MetLife Stock Index Portfolio (Class B)
MFS® Value Portfolio (Class B)
Neuberger Berman Genesis Portfolio (Class B)
T. Rowe Price Large Cap Growth Portfolio (Class B)
Western Asset Management Strategic Bond Opportunities Portfolio (Class B)
Western Asset Management U.S. Government Portfolio (Class B)

~~* If you elect the GWB v1 rider, you must allocate all of your Purchase Payments and Account Value among these Investment Portfolios. These Investment Portfolios are also available for investment if you do not elect the GWB v1 rider.~~

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the BLIC Variable Annuity Contract.

To learn more about the BLIC Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated ~~May~~ __________ ~~1~~, ~~2017~~2018. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 89 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at **www.brighthousefinancial.com**, or write to us at: 11225 North Community House Road, Charlotte, NC 28277.

The contracts:

- are not bank deposits
- are not FDIC insured
- are not insured by any federal government agency
- are not guaranteed by any bank or credit union
- may be subject to loss of principal

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

~~May 1, 2017 (as revised~~ __________, ~~2017~~2018~~)~~

TABLE OF CONTENTS

depending upon the performance of the Investment Portfolios (and any interest credited by the Fixed Account, if applicable). You bear the risk of any decline in Account Value. We do not refund any charges or deductions assessed during the Free Look period. We will return your Purchase Payment if required by law.

Tax Penalty. The earnings in your contract are not taxed until you take money out of your contract (unless the contract is owned by a corporation or other legal entity not holding the contract as agent for a natural person). If you take money out of a Non-Qualified Contract during the Accumulation Phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59½ when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the Income Phase are considered partly a return of your original investment until your investment is returned.

Non-Natural Persons as Owners. If the Owner of a non-qualified annuity contract is not a natural person (e.g., is a corporation, partnership, or a trust other than a trust that holds the contract as agent for a natural person), gains under the contract are generally not eligible for tax deferral. The Owner of this contract can be a natural person or, subject to our administrative procedures, a corporation or other legal entity we approve. The Owner of this contract, if held by or for the benefit of a natural person, can also be a Beneficiary of a deceased person's contract that is an Individual Retirement Account or non-qualified deferred annuity. A contract generally may have two Owners (both of whom must be individuals). The contract is not available to corporations or other legal entities to fund a qualified or non-qualified retirement plan except to the extent an employer is the purchaser of a SEP or SIMPLE IRA contract. Subject to state approval, certain retirement plans qualified under the Internal Revenue Code may purchase the contract. If a non-natural person is the Owner of a Non-Qualified Contract, the distribution on death rules under the Internal Revenue Code may require payment to begin earlier than expected and may impact the usefulness of the living and/or death benefits.

Non-Natural Persons as Beneficiaries. Naming a non-natural person, such as a trust or estate, as a Beneficiary under the contract will generally eliminate the Beneficiary's ability to stretch the contract or a spousal Beneficiary's ability to continue the contract and the living and/or death benefits.

Inquiries. If you need more information, please contact our *Annuity Service Center* at:

<u>Brighthouse Life Insurance Company</u>
<u>Annuity Service Center</u>
P.O. Box 10366
Des Moines, Iowa 50306-0366
(800) 343-8496

Electronic Delivery. As an Owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the Investment Portfolios and other contract related documents.

Contact us at **www.brighthousefinancial.com** for more information and to enroll.

Additional Optional Rider Charges (Note 1)

Guaranteed Withdrawal Benefit (GWB) Rider Charges (Note 2)

(as a percentage of the Total Guaranteed Withdrawal Amount (Note 3))

GWB v1 — maximum charge	1.80%
GWB v1 — current charge	0.90%

Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider Charges

(as a percentage of the Benefit Base (Note 4))

GLWB — maximum charge	2.00%
GLWB — current charge for contracts issued on and after _____, 2018	~~1.45%~~ 1.35%
GLWB — current charge for contracts issued before _____, 2018	1.20%

GLWB Death Benefit Rider Charges (Note 5)

(as a percentage of the GLWB Death Benefit Base (Note 6))

GLWB Death Benefit — maximum charge	1.20%
GLWB Death Benefit — current charge	0.65%

Note 1. Certain charges and expenses may not apply during the Income Phase of the contract. (See "Expenses.")

Note 2. The GWB v1 rider is currently available for purchase in all states except California, Oregon, and Vermont.

Note 3. The Total Guaranteed Withdrawal Amount is initially set at an amount equal to your initial Purchase Payment. The Total Guaranteed Withdrawal Amount may be adjusted for subsequent Purchase Payments and withdrawals. See "Living Benefits — Guaranteed Withdrawal Benefit" for a definition of the term Total Guaranteed Withdrawal Amount. The GWB rider charge may increase upon an Automatic Annual Step-Up, but it will not exceed the maximum charge listed in this table. (See "Expenses.")

Note 4. On the issue date, the Benefit Base is set at an amount equal to your initial Purchase Payment. The Benefit Base is adjusted for subsequent Purchase Payments and may be adjusted for withdrawals. See "Living Benefits — Guaranteed Lifetime Withdrawal Benefit" for a definition of the term Benefit Base. The GLWB rider charge may increase upon an Automatic Step-Up, but it will not exceed the maximum charge listed in this table. (See "Expenses.") For contracts issued with the GLWB on and after _____, 2018, the current charge is 1.35%. For contracts issued with the GLWB prior to _____, ~~2017~~2018, the GLWB rider charge was 1.20% ~~at contract issue~~.

Note 5. The GLWB Death Benefit may only be elected if the GLWB rider is elected. The GLWB Death Benefit is currently available for purchase in all states[except _____].

Note 6. On the issue date, the GLWB Death Benefit Base is set at an amount equal to your initial Purchase Payment. The GLWB Death Benefit Base is adjusted for subsequent Purchase Payments and all withdrawals. See "Living Benefits — Guaranteed Lifetime Withdrawal Benefit — GLWB Death Benefit" for a definition of the term GLWB Death Benefit Base. The GLWB Death Benefit rider charge may increase upon an Automatic Step-Up, but it will not exceed the maximum charge listed in this table. (See "Expenses.")

Examples

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include Owner Transaction Expenses, the Account Fee, Separate Account Annual Expenses, and Investment Portfolio Fees and Expenses.

The Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume: (a) maximum and (b) minimum fees and expenses of any of the Investment Portfolios (before any waiver and/or reimbursement). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

[TO BE UPDATED BY AMENDMENT]

Chart 1. Chart 1 assumes you select the optional Guaranteed Lifetime Withdrawal Benefit (GLWB) rider (assuming the maximum 2.00% charge applies in all Contract Years) with the GLWB Death Benefit (assuming the maximum 1.20% charge applies in all Contract Years), which is the most expensive way to purchase the contract.

(1) If you surrender your contract at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	$1,314	$2,314	$3,284	$5,756
minimum	$1,232	$2,075	$2,897	$5,043

(2) If you do not surrender your contract or if you annuitize at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	$614	$1,774	$2,924	$5,756
minimum	$532	$1,535	$2,537	$5,043

Chart 2. Chart 2 assumes you do not select optional death benefit riders or living benefit riders, which is the least expensive way to purchase the contract.

(1) If you surrender your contract at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	$994	$1,379	$1,771	$2,961
minimum	$912	$1,133	$1,358	$2,128

(2) If you do not surrender your contract or if you annuitize at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	$294	$839	$1,411	$2,961
minimum	$212	$593	$ 998	$2,128

The Examples should not be considered a representation of past or future expenses or annual rates of return of any Investment Portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information containing the Accumulation Unit value history appears in Appendix A of this prospectus as well as in the SAI.

is less than $2,000. (A *Contract Year* is defined as a one-year period starting on the date the contract is issued and on each contract anniversary thereafter.) Accordingly, no contract will be terminated due solely to negative investment performance. Federal tax law may impose additional restrictions on our right to cancel your Traditional IRA, Roth IRA, SEP, SIMPLE IRA or other Qualified Contract. We will not terminate any contract that includes a Guaranteed Withdrawal Benefit rider, a Guaranteed Lifetime Withdrawal Benefit rider, or any guaranteed death benefit if at the time the termination would otherwise occur the Remaining Guaranteed Withdrawal Amount of the Guaranteed Withdrawal Benefit rider, any guaranteed amount remaining under the Guaranteed Lifetime Withdrawal Benefit rider, or the guaranteed amount under any death benefit, is greater than the Account Value. For all other contracts, we reserve the right to exercise this termination provision, subject to obtaining any required regulatory approvals.

Allocation of Purchase Payments

When you purchase a contract, we will allocate your Purchase Payment to the Fixed Account and/or any of the Investment Portfolios you have selected. You may not choose more than 18 Investment Portfolios (including the Fixed Account) at the time your initial Purchase Payment is allocated. Each allocation must be at least $500 and must be in whole numbers.

We have reserved the right to restrict payments to the Fixed Account if any of the following conditions exist:

* the credited interest rate on the Fixed Account is equal to the guaranteed minimum rate indicated in your contract; or

* your Account Value in the Fixed Account equals or exceeds our published maximum for Fixed Account allocation (currently, there is no limit; we will notify you of any such maximum allocation limit); or

* a transfer was made out of the Fixed Account within the previous 180 days.

Once we receive your Purchase Payment and the necessary information (or a designee receives a payment and the necessary information in accordance with the designee's administrative procedures), we will issue your contract and allocate your first Purchase Payment within 2 Business Days. A *Business Day* is each day that the New York Stock Exchange is open for business. A Business Day closes at the close of normal trading on the New York Stock Exchange,

usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information — Requests and Elections.")

We may restrict the investment options available to you if you select certain optional riders. These restrictions are intended to reduce the risk of investment losses that could require us to use our own assets to pay amounts due under the selected optional rider.

In the future, we may change the investment options that are available to you if you select certain optional riders. If you elect an optional rider and we later remove an investment option from the group of investment options available under that rider, you will not be required to reallocate Purchase Payments or Account Value that you had previously allocated to that investment option. However, you may not be able to allocate new Purchase Payments or transfer Account Value to that investment option.

If you choose the GWB v1 rider, we will require you to allocate your Purchase Payments and Account Value as described below under "Investment Allocation and Other Purchase Payment Restrictions for the GWB v1 Rider" until the rider terminates.

If you choose the Guaranteed Lifetime Withdrawal Benefit (GLWB) rider, we require you to allocate your Purchase Payments and Account Value as described below under "Investment Allocation and Other Purchase Payment Restrictions for the GLWB" until the rider terminates.

If you make additional Purchase Payments, we will allocate them in the same way as your first Purchase Payment unless you tell us otherwise. However, if you make an additional Purchase Payment while an Enhanced Dollar Cost Averaging (EDCA) or standard Dollar Cost Averaging (DCA) program is in effect, we will not allocate the additional Purchase Payment to the EDCA or DCA program, unless you tell us to do so. Instead, unless you give us other instructions, we will allocate the additional Purchase Payment directly to the same destination Investment Portfolios you selected under the EDCA or DCA program. (See "Investment Options — Dollar Cost Averaging Programs.") You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18

Investment Portfolios (including the Fixed Account) at the time you submit a subsequent Purchase Payment. If you wish to allocate the payment to more than 18 Investment Portfolios (including the Fixed Account), we must have your request to allocate future Purchase Payments to more than 18 Investment Portfolios on record before we can apply your subsequent Purchase Payment to your chosen allocation. If there are Joint Owners, unless we are instructed to the contrary, we will accept allocation instructions from either Joint Owner.

We reserve the right to make certain changes to the Investment Portfolios. (See "Investment Options — Substitution of Investment Options.")

Investment Allocation Restrictions for Certain Riders

Investment Allocation and Other Purchase Payment Restrictions for the GWB v1 Rider

If you elect the GWB v1 rider, you may allocate your Purchase Payments and Account Value among the following Investment Portfolios:

- (a)AB Global Dynamic Allocation Portfolio
- (b)Allianz Global Investors Dynamic Multi-Asset Plus Portfolio
- (c)AQR Global Risk Balanced Portfolio
- (d)BlackRock Global Tactical Strategies Portfolio
- (e)Brighthouse Balanced Plus Portfolio
- (f)Invesco Balanced-Risk Allocation Portfolio
- (g)JPMorgan Global Active Allocation Portfolio
- MetLife Aggregate Bond Index Portfolio
- (h)MetLife Multi-Index Targeted Risk Portfolio
- (i)PanAgora Global Diversified Risk Portfolio
- Pyramis® Government Income Portfolio
- (j)Pyramis® Managed Risk Portfolio
- (k)Schroders Global Multi-Asset Portfolio

In addition, you may allocate Purchase Payments and Account Value to the MetLife Aggregate Bond Index Portfolio and the Pyramis® Government Income Portfolio. No other Investment Portfolios are available with the GWB v1 rider.

The Investment Portfolios listed above (other than the MetLife Aggregate Bond Index Portfolio and the Pyramis®

Government Income Portfolio) have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GWB v1 rider. For example, certain of the Investment Portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GWB v1 rider is not selected may offer the potential for higher returns. Before you select the GWB v1 rider, you and your financial representative should carefully consider whether the investment options available with the GWB v1 rider meet your investment objectives and risk tolerance. See "Investment Options" below for information about Investment Portfolios that employ a managed volatility strategy.

You may also allocate Purchase Payments to the Enhanced Dollar Cost Averaging (EDCA) program, provided that your destination portfolios are one or more of the Investment Portfolios listed above. If you elect the GWB v1 rider, you may not participate in the Dollar Cost Averaging (DCA) program.

Restrictions on Investment Allocations After Rider Terminates. If you elected the GWB v1 rider and it terminates, the investment allocation restrictions described above will no longer apply and you will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the available Investment Portfolios, but not to the Fixed Account. (For information on the termination of the GWB v1 rider, see the description of the rider in the "Living Benefits" section.)

Restriction on Subsequent Purchase Payments.
While the GWB v1 rider is in effect, you are limited to making Purchase Payments within the GWB Purchase Payment Period (see "Living Benefits — GWB Rate Table"). However, we will permit you to make a subsequent Purchase Payment after the GWB Purchase Payment Period when either of the following conditions apply to your contract: (a) your Account Value is below the minimum described in "Purchase — Termination for Low Account Value"; or (b) the GWB v1 rider charge is greater than your Account Value. If the GWB v1 rider is cancelled (see "Living Benefits — Operation of the Guaranteed Withdrawal Benefit — Cancellation and Guaranteed Principal Adjustment") or terminated (see "Living Benefits — Operation of the Guaranteed Withdrawal Benefit — Termination of the GWB Rider"), the restriction on subsequent Purchase Payments no longer applies.

California Free Look Requirements for Purchasers Age 60 and Over. If you elect the GWB v1 rider and you are a California purchaser aged 60 or older, you may allocate your Purchase Payments to the BlackRock Ultra-Short Term Bond Portfolio during the Free Look period. (See the "Free Look" section below.) After the Free Look period expires, your Account Value will automatically be transferred to one or more of the Investment Portfolios listed above, according to the allocation instructions you have given us. If you allocate your Purchase Payments to the BlackRock Ultra-Short Term Bond Portfolio and the contract is cancelled during the Free Look period, we will give you back your Purchase Payments. If you do not allocate your Purchase Payments to the BlackRock Ultra-Short Term Bond Portfolio and the contract is cancelled during the Free Look period, you will only be entitled to a refund of the contract's Account Value, which may be less than the Purchase Payments made to the contract.

Investment Allocation and Other Purchase Payment Restrictions for the GLWB

If you elect the GLWB rider, you must comply with certain investment allocation restrictions. The investment allocation restrictions are different for contracts issued before or on and after _____, 2018. Please speak with your registered representative or call our Annuity Service Center if you have any questions about the investment allocation restrictions applicable to your contract.

Investment Allocation Restrictions ~~For~~for Contracts Issued with the GLWB on ~~or~~and after _____, ~~2017~~2018

~~[INVESTMENT OPTIONS AND PERCENTAGES TO BE UPDATED BY AMENDMENT]~~

Allocation. ~~If~~ **For contracts issued on and after _____, 2018, if you elect the GLWB rider, you must** ~~comply with certain investment allocation restrictions.Specifically, you must~~ **allocate according to** either **(A) or (B) below:**

(A) You must allocate:

- 100% of your Purchase Payments or Account Value among the [Option A portfolio, Option A portfolio, Option A portfolio, and/or Option A portfolio] (you may also allocate Purchase Payments to the EDCA program, provided that your destination portfolios are one or more of the above listed Investment Portfolios;

you may not allocate Purchase Payments to the ~~Dollar Cost Averaging~~ DCA program).

OR

(B) You must allocate:

- *up to* ~~[70%]~~% of Purchase Payments or Account Value to {Platform 1} portfolios; and

- *at least* ~~[]%~~ 30% of Purchase Payments or Account Value to {Platform 2} portfolios.

(See the "Optional Enhanced Dollar Cost Averaging Program" section below for information on allocating Purchase Payments to the EDCA account. You may not allocate Purchase Payments to the ~~Dollar Cost Averaging~~ DCA program.)

The investment options in each Platform are:

{Platform 1}

AB Global Dynamic Allocation Portfolio
Allianz Global Investors Dynamic Multi~~[Option B1 portfolio~~Asset Plus Portfolio
~~Option B1~~American Funds® ~~portfolio~~Balanced Allocation Portfolio
~~Option B1~~American Funds® ~~portfolio~~Growth Allocation Portfolio
American Funds® Growth Portfolio
American Funds® Moderate Allocation Portfolio
AQR Global Risk Balanced Portfolio
Baillie Gifford International Stock Portfolio
BlackRock Global Tactical Strategies Portfolio
Brighthouse Asset Allocation 100 Portfolio
Brighthouse Asset Allocation 20 Portfolio
Brighthouse Asset Allocation 40 Portfolio
Brighthouse Asset Allocation 60 Portfolio
Brighthouse Asset Allocation 80 Portfolio
Brighthouse Balanced Plus Portfolio
Brighthouse Small Cap Value Portfolio
Brighthouse~~]~~/Aberdeen Emerging Markets Equity Portfolio
Brighthouse/Artisan Mid Cap Value Portfolio
Brighthouse/Dimensional International Small Company Portfolio
Brighthouse/Wellington Core Equity Opportunities Portfolio
Clarion Global Real Estate Portfolio
ClearBridge Aggressive Growth Portfolio
Frontier Mid Cap Growth Portfolio
Harris Oakmark International Portfolio
Invesco Balanced-Risk Allocation Portfolio

Invesco Comstock Portfolio
Invesco Mid Cap Value Portfolio
Invesco Small Cap Growth Portfolio
Jennison Growth Portfolio
JPMorgan Global Active Allocation
Loomis Sayles Global Markets Portfolio
MetLife Mid Cap Stock Index Portfolio
MetLife MSCI EAFE® Index Portfolio
MetLife Multi-Index Targeted Risk
MetLife Russell 2000® Index Portfolio
MetLife Stock Index Portfolio
MFS® Research International Portfolio
MFS® Value Portfolio
Neuberger Berman Genesis Portfolio
PanAgora Global Diversified Risk Portfolio
Pyramis® Managed Risk Portfolio
Schroders Global Multi-Asset Portfolio
SSGA Growth and Income ETF Portfolio
SSGA Growth ETF Portfolio
T. Rowe Price Large Cap Growth Portfolio
T. Rowe Price Large Cap Value Portfolio
T. Rowe Price Mid Cap Growth Portfolio
Wells Capital Management Mid Cap Value Portfolio (formerly, Goldman Sachs Mid Cap Value Portfolio)

[Platform 2]

BlackRock High Yield Portfolio
BlackRock Ultra[- Option B2 portfolioShort Term Bond Portfolio
OptionBrighthouse/ B2 portfolioEaton Vance Floating Rate Portfolio
OptionBrighthouse/ B2 portfolioFranklin Low Duration Total Return Portfolio
JPMorgan Core Bond Portfolio
MetLife Aggregate Bond Index Portfolio
PIMCO Inflation Protected Bond Portfolio
PIMCO Total Return Portfolio
Pyramis® Government Income Portfolio
Western Asset Management Strategic Bond Opportunities Portfolio
Western Asset Management U].S. Government Portfolio

Certain investment choices listed in [Option A and Platform 1] of Option B above have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GLWB rider. For example, certain of the investment portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GLWB rider is not selected may offer the potential for higher returns. Before you select a GLWB rider, you and your financial representative should carefully consider whether the investment choices available with the GLWB rider meet your investment objectives and risk tolerance. See "Investment Options" below for information about Investment Portfolios that employ a managed volatility strategy.

Restrictions on Investment Allocations After the GLWB Rider Terminates. If you elected the GLWB rider and it terminates, the investment allocation restrictions described above will no longer apply and you will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the available Investment Portfolios, but not to the Fixed Account.. For information on the termination of the GLWB rider, see the description of the GLWB in the "Living Benefits — Guaranteed Lifetime Withdrawal Benefit" section.

Subsequent Purchase Payments. Subsequent Purchase Payments must be allocated in accordance with the above limitations.

Optional Enhanced Dollar Cost Averaging Program. You may allocate Purchase Payments to the Enhanced Dollar Cost Averaging (EDCA) program. If you choose to allocate a Purchase Payment to the EDCA program, you must allocate the entire Purchase Payment to that program. Any transfer from an EDCA program balance must be allocated in accordance with the investment allocation restrictions described above. In addition, unless you provide us with different instructions, if you made previous Purchase Payments before allocating a Purchase Payment to the EDCA program, all transfers from the EDCA program must be allocated to the same Investment Portfolios as your most recent allocations for Purchase Payments.

Your Purchase Payments and transfer requests must be allocated in accordance with the above limitations. We will reject any Purchase Payments or transfer requests that do not comply with the above limitations.

Rebalancing. If you choose to allocate according to (B) above, we will rebalance your Account Value on a quarterly basis based on your most recent allocation of Purchase Payments that complies with the allocation limitations described above. We will also rebalance your Account Value when we receive a subsequent Purchase Payment that is accompanied by new allocation

instructions (in addition to the quarterly rebalancing). We will first rebalance your Account Value on the date that is three months from the rider issue date; provided however, if a quarterly rebalancing date occurs on the 29th, 30th or 31st of a month, we will instead rebalance on the 1st day of the following month. We will subsequently rebalance your Account Value on each quarter thereafter on the same day. In addition, if a quarterly rebalancing date is not a Business Day, the reallocation will occur on the next Business Day. Withdrawals from the contract will not result in rebalancing on the date of withdrawal.

The rebalancing requirement described above does not apply if you choose to allocate according to {Option A}. If you choose to allocate according to {Option A}, rebalancing is optional and you may choose any available frequency.

Changing Allocation Instructions. You may change your Purchase Payment allocation instructions at any time by providing notice to us at our Annuity Service Center, or any other method acceptable to us, provided that such instructions comply with the investment allocation restrictions described above. Future Purchase Payment allocations, EDCA Account transfer allocations, and rebalancing will be made in accordance with your revised allocation instructions.

Transfers. Please note that any transfer request must result in an Account Value that meets the allocation limits described above. Any transfer request will not cause your allocation instructions to change unless you provide us with a separate instruction at the time of transfer.

GLWB Additional Information. We determine whether an investment option is available in {Option A} or {Option B} and is classified as {Platform 1} or {Platform 2}. We may determine or change the classification of an investment option in the event that an investment option is added, deleted, substituted, merged or otherwise reorganized. You will not be required to reallocate Purchase Payments or Account Value that you allocated to an investment option before we changed its classification, unless you make a new Purchase Payment or request a transfer among investment options (other than pursuant to rebalancing and ~~Enhanced Dollar Cost Averaging~~ EDCA programs in existence at the time the classification of the investment option changed). If you make a new Purchase Payment or request a transfer among investment options, you will be required to take the new classification into account in the allocation of your entire Account Value. We will provide you with prior

written notice of any changes in classification of investment options. See "Investment Options" below for information about Investment Portfolios that employ a managed volatility strategy..

Investment Allocation Restrictions For Contracts Issued with the GLWB <u>prior to _____,</u> ~~2017~~<u>2018</u>

If ~~you elected~~ <u>your Contract was issued with</u> the GLWB rider <u>prior to _____,</u> ~~2017~~<u>2018</u>~~,~~ you must ~~comply with certain investment allocation restrictions. Specifically, you must~~ allocate according to Platform 1 and Platform 2 below. You may also allocate Purchase Payments to the EDCA program, provided that your destination portfolios are one or more of the Investment Portfolios listed below. If you elect the GLWB, you may not participate in the ~~Dollar Cost Averaging (DCA)~~ program.

<u>Platform 1</u>

You must allocate:

- a minimum of 80% of your Purchase Payments or Account Value among the AB Global Dynamic Allocation Portfolio, Allianz Global Investors Dynamic Multi-Asset Plus Portfolio, AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio, Brighthouse Balanced Plus Portfolio, Invesco Balanced-Risk Allocation Portfolio, JPMorgan Global Active Allocation Portfolio, MetLife Aggregate Bond Index Portfolio, MetLife Multi-Index Targeted Risk Portfolio, PanAgora Global Diversified Risk Portfolio, Pyramis® Government Income Portfolio, Pyramis® Managed Risk Portfolio, and Schroders Global Multi-Asset Portfolio.

AND

<u>Platform 2</u>

You may allocate:

- a maximum of 20% of Purchase Payments or Account Value among the American Funds® Balanced Allocation Portfolio, American Funds® Moderate Allocation Portfolio, Brighthouse Asset Allocation 20 Portfolio, Brighthouse Asset Allocation 40 Portfolio, Brighthouse Asset Allocation 60 Portfolio, and SSGA Growth and Income ETF Portfolio.

The investment choices listed in Platform 1 above (other than the MetLife Aggregate Bond Index Portfolio and the Pyramis® Government Income Portfolio) have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GLWB rider. For example, certain of the investment portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GLWB rider is not selected may offer the potential for higher returns. Before you select a GLWB rider, you and your financial representative should carefully consider whether the investment choices available with the GLWB rider meet your investment objectives and risk tolerance. See "Investment Options" below for information about Investment Portfolios that employ a managed volatility strategy.

Restrictions on Investment Allocations After the GLWB Rider Terminates. If you elected the GLWB rider and it terminates, the investment allocation restrictions described above will no longer apply and you will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the available Investment Portfolios, but not to the Fixed Account. For information on the termination of the GLWB rider, see the description of the GLWB in the "Living Benefits — Guaranteed Lifetime Withdrawal Benefit" section.

Subsequent Purchase Payments. Subsequent Purchase Payments must be allocated in accordance with the above investment allocation restrictions.

Optional Enhanced Dollar Cost Averaging Program. You may allocate Purchase Payments to the ~~Enhanced Dollar Cost Averaging (~~EDCA~~)~~ program. If you choose to allocate a Purchase Payment to the EDCA program, you must allocate the entire Purchase Payment to that program. Any transfer from an EDCA program balance must be allocated in accordance with the investment allocation restrictions described above. In addition, unless you provide us with different instructions, if you made previous Purchase Payments before allocating a Purchase Payment to the EDCA program, all transfers from the EDCA program must be allocated to the same Investment Portfolios as your most recent allocations for Purchase Payments.

Your Purchase Payments and transfer requests must be allocated in accordance with the above investment allocation restrictions. We will reject any Purchase Payments or transfer requests that do not comply with the above investment allocation restrictions.

Rebalancing. We will rebalance your Account Value on a quarterly basis based on your most recent allocation of Purchase Payments that complies with the investment allocation restrictions described above. We will also rebalance your Account Value when we receive a subsequent Purchase Payment that is accompanied by new allocation instructions (in addition to the quarterly rebalancing). We will first rebalance your Account Value on the date that is three months from the rider issue date; provided however, if a quarterly rebalancing date occurs on the 29th, 30th or 31st of a month, we will instead rebalance on the first day of the following month. We will subsequently rebalance your Account Value on each quarter thereafter on the same day. In addition, if a quarterly rebalancing date is not a business day, the reallocation will occur on the next business day. Withdrawals from the contract will not result in rebalancing on the date of withdrawal.

Changing Allocation Instructions. You may change your Purchase Payment allocation instructions at any time by providing notice to us at our Annuity Service Center, or any other method acceptable to us, provided that such instructions comply with the investment allocation restrictions described above. If you provide new allocation instructions for Purchase Payments and if these instructions conform to the allocation limits described above, then we will rebalance in accordance with the revised allocation instructions. Any future Purchase Payment, EDCA program balance transfer, and quarterly rebalancing allocations will be automatically updated in accordance with these new instructions.

Transfers. Please note that any transfer request must result in an Account Value that meets the investment allocation restrictions described above. Any transfer request will not cause your allocation instructions to change unless you provide us with separate instructions at the time of transfer.

GLWB Additional Information. We will determine whether an investment option is classified as a Platform 1 or Platform 2 Investment Portfolio. We may determine or change the classification of an investment option in the event an investment option is added, deleted, substituted, merged or otherwise reorganized. In that case, any change in classification will only take effect as to your contract in the event you make a new Purchase Payment or request a transfer among investment options. We will provide you with prior written notice of any changes in classification of investment options.

Accumulation Units

The portion of your Account Value allocated to the Separate Account will go up or down depending upon the investment performance of the Investment Portfolio(s) you choose. In order to keep track of this portion of your Account Value, we use a unit of measure we call an *Accumulation Unit*. (An Accumulation Unit works like a share of a mutual fund.) In addition to the investment performance of the Investment Portfolio, the deduction of Separate Account charges also affects an Investment Portfolio's Accumulation Unit value, as explained below.

Every Business Day as of the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), we determine the value of an Accumulation Unit for each of the Investment Portfolios by multiplying the Accumulation Unit value for the immediately preceding Business Day by a factor for the current Business Day. The factor is determined by:

1) dividing the net asset value per share of the Investment Portfolio at the end of the current Business Day, plus any dividend or capital gains per share declared on behalf of the Investment Portfolio as of that day, by the net asset value per share of the Investment Portfolio for the previous Business Day, and

2) multiplying it by one minus the Separate Account product charges (including any rider charge for the Annual Step-Up Death Benefit and/or the Additional Death Benefit — Earnings Preservation Benefit) for each day since the last Business Day and any charges for taxes.

The value of an Accumulation Unit may go up or down from day to day.

When you make a Purchase Payment, we credit your contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to an Investment Portfolio by the value of the Accumulation Unit for that Investment Portfolio.

Purchase Payments and transfer requests are credited to a contract on the basis of the Accumulation Unit value next determined after receipt of a Purchase Payment or transfer request. Purchase Payments or transfer requests received <u>before</u> the close of the New York Stock Exchange will be credited to your contract that day, after the New York Stock Exchange closes. Purchase Payments or transfer requests received <u>after</u> the close of the New York Stock

Exchange, or on a day when the New York Stock Exchange is not open, will be treated as received on the next day the New York Stock Exchange is open (the next Business Day).

Example:

On Monday we receive an additional Purchase Payment of $5,000 from you before 4:00 p.m. Eastern Time. You have told us you want this to go to the Invesco Mid Cap Value Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an Accumulation Unit for the Invesco Mid Cap Value Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 Accumulation Units for the Invesco Mid Cap Value Portfolio.

Account Value

Account Value is equal to the sum of your interests in the Investment Portfolios, the Fixed Account, and the EDCA account. Your interest in each Investment Portfolio is determined by multiplying the number of Accumulation Units for that portfolio by the value of the Accumulation Unit.

Replacement of Contracts

Exchange Programs. From time to time we may offer programs under which certain fixed or variable annuity contracts previously issued by us or one of our affiliates may be exchanged for the contracts offered by this prospectus. Currently, with respect to exchanges from certain of our variable annuity contracts to this contract, an existing contract is eligible for exchange if a withdrawal from, or surrender of, the contract would not trigger a withdrawal charge. The Account Value of this contract attributable to the exchanged assets will not be subject to any withdrawal charge or be eligible for the ~~Enhanced Dollar Cost Averaging~~ EDCA program or the Three Month Market Entry Program (see "Investment Options — Dollar Cost Averaging Programs"). Any additional Purchase Payments contributed to the new contract will be subject to all fees and charges, including the withdrawal charge described in this prospectus. You should carefully consider whether an exchange is appropriate for you by comparing the death benefits, living benefits, and other guarantees provided by the contract you currently own to the benefits and guarantees that would be provided by the new contract offered by this prospectus. Then, you should compare the fees and charges (for example, the death benefit charges, the living benefit charges, and the mortality and expense charge) of your current contract to the fees and charges of prospectus. Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. (See "Other Information — Distributor" for more information.) Payments under an Investment Portfolio's 12b-1 Plan decrease the Investment Portfolio's investment return.

We select the Investment Portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Investment Portfolio's adviser or subadviser is one of our affiliates or whether the Investment Portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment adviser are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the Investment Portfolios periodically and may remove an Investment Portfolio or limit its availability to new Purchase Payments and/or transfers of Account Value if we determine that the Investment Portfolio no longer meets one or more of the selection criteria, and/or if the Investment Portfolio has not attracted significant allocations from contract Owners. In some cases, we have included Investment Portfolios based on recommendations made by selling firms. These selling firms may receive payments from the Investment Portfolios they recommend and may benefit accordingly from the allocation of Account Value to such Investment Portfolios.

We do not provide any investment advice and do not recommend or endorse any particular Investment Portfolio. You bear the risk of any decline in the Account Value of your contract resulting from the performance of the Investment Portfolios you have chosen.

We restrict the investment choices available to you if you elect the GWB v1 rider or the GLWB rider. Please see "Purchase Payments — Investment Allocation Restrictions for Certain Riders" for more information about investment allocation and other Purchase Payment restrictions applicable to optional riders.

Brighthouse Funds Trust I

Brighthouse Funds Trust I is a mutual fund with multiple portfolios. Brighthouse Investment Advisers, LLC (Brighthouse Investment Advisers) is the investment manager of Brighthouse Funds Trust I. Brighthouse Investment Advisers has engaged subadvisers to provide investment advice for the individual Investment Portfolios. (See Appendix B for the names of the subadvisers.) The following portfolios are available under the contract:

■ AB Global Dynamic Allocation Portfolio (Class B)*
■ Allianz Global Investors Dynamic Multi-Asset Plus Portfolio (Class B)*
American Funds® Balanced Allocation Portfolio (Class C)
American Funds® Growth Allocation Portfolio (Class C)
American Funds® Growth Portfolio (Class C)
American Funds® Moderate Allocation Portfolio (Class C)
■ AQR Global Risk Balanced Portfolio (Class B)*
■ BlackRock Global Tactical Strategies Portfolio (Class B)*
BlackRock High Yield Portfolio (Class B)
Brighthouse Asset Allocation 100 Portfolio (Class B) (formerly MetLife Asset Allocation 100 Portfolio)
■ Brighthouse Balanced Plus Portfolio (Class B)* (formerly MetLife Balanced Plus Portfolio)
Brighthouse Small Cap Value Portfolio (Class B) (formerly MetLife Small Cap Value Portfolio)
Brighthouse/Aberdeen Emerging Markets Equity Portfolio (Class B) (formerly Met/Aberdeen Emerging Markets Equity Portfolio)
Brighthouse/Eaton Vance Floating Rate Portfolio (Class B) (formerly Met/Eaton Vance Floating Rate Portfolio)
Brighthouse/Franklin Low Duration Total Return Portfolio (Class B) (formerly Met/Franklin Low Duration Total Return Portfolio)
Clarion Global Real Estate Portfolio (Class B)
ClearBridge Aggressive Growth Portfolio (Class B)
Goldman Sachs Mid Cap Value Portfolio (Class B)
Harris Oakmark International Portfolio (Class B)
■ Invesco Balanced-Risk Allocation Portfolio (Class B)*
Invesco Comstock Portfolio (Class B)
Invesco Mid Cap Value Portfolio (Class B)
Invesco Small Cap Growth Portfolio (Class B)
JPMorgan Core Bond Portfolio (Class B)
JPMorgan Global Active Allocation Portfolio (Class B)*
■ Loomis Sayles Global Markets Portfolio (Class B)

| MetLife Multi-Index Targeted Risk Portfolio (Class B)＊
MFS® Research International Portfolio (Class B)
| PanAgora Global Diversified Risk Portfolio (Class B)＊
PIMCO Inflation Protected Bond Portfolio (Class B)
PIMCO Total Return Portfolio (Class B)
Pyramis® Government Income Portfolio (Class B)＊
Pyramis® Managed Risk Portfolio (Class B)＊
Schroders Global Multi-Asset Portfolio (Class B)＊
SSGA Growth and Income ETF Portfolio (Class B)
SSGA Growth ETF Portfolio (Class B)
T. Rowe Price Large Cap Value Portfolio (Class B)
T. Rowe Price Mid Cap Growth Portfolio (Class B)

Brighthouse Funds Trust II

Brighthouse Funds Trust II is a mutual fund with multiple portfolios. Brighthouse Investment Advisers is the investment adviser to the portfolios. Brighthouse Investment Advisers has engaged subadvisers to provide investment advice for the individual Investment Portfolios. (See Appendix B for the names of the subadvisers.) The following portfolios are available under the contract:

Baillie Gifford International Stock Portfolio (Class B)
BlackRock Ultra-Short Term Bond Portfolio (Class B)
Brighthouse Asset Allocation 20 Portfolio (Class B) (formerly MetLife Asset Allocation 20 Portfolio)
Brighthouse Asset Allocation 40 Portfolio (Class B) (formerly MetLife Asset Allocation 40 Portfolio)
Brighthouse Asset Allocation 60 Portfolio (Class B) (formerly MetLife Asset Allocation 60 Portfolio)
Brighthouse Asset Allocation 80 Portfolio (Class B) (formerly MetLife Asset Allocation 80 Portfolio)
Brighthouse/Artisan Mid Cap Value Portfolio (Class B) (formerly Met/Artisan Mid Cap Value Portfolio)
Brighthouse/Dimensional International Small Company Portfolio (Class B) (formerly Met/Dimensional International Small Company Portfolio)
Brighthouse/Wellington Core Equity Opportunities Portfolio (Class B) (formerly Met/Wellington Core Equity Opportunities Portfolio)
Frontier Mid Cap Growth Portfolio (Class B)
Jennison Growth Portfolio (Class B)
| MetLife Aggregate Bond Index Portfolio (Class G)＊ (formerly Barclays Aggregate Bond Index Portfolio)
MetLife Mid Cap Stock Index Portfolio (Class G)
MetLife MSCI EAFE® Index Portfolio (Class G) (formerly MSCI EAFE® Index Portfolio)
MetLife Russell 2000® Index Portfolio (Class G) (formerly Russell 2000® Index Portfolio)
MetLife Stock Index Portfolio (Class B)
MFS® Value Portfolio (Class B)
Neuberger Berman Genesis Portfolio (Class B)
T. Rowe Price Large Cap Growth Portfolio (Class B)

Western Asset Management Strategic Bond Opportunities Portfolio (Class B)
Western Asset Management U.S. Government Portfolio (Class B)

* If you elect the GWB v1 rider, you must allocate all of your Purchase Payments and Account Value among these Investment Portfolios. These Investment Portfolios are also available for investment if you do not elect the GWB v1 rider.

Investment Portfolios That Are Funds-of-Funds

The following Investment Portfolios available within Brighthouse Funds Trust I and Brighthouse Funds Trust II are "funds of funds":

American Funds® Balanced Allocation Portfolio
American Funds® Growth Allocation Portfolio
American Funds® Moderate Allocation Portfolio
BlackRock Global Tactical Strategies Portfolio
Brighthouse Asset Allocation 20 Portfolio
Brighthouse Asset Allocation 40 Portfolio
Brighthouse Asset Allocation 60 Portfolio
Brighthouse Asset Allocation 80 Portfolio
Brighthouse Asset Allocation 100 Portfolio
Brighthouse Balanced Plus Portfolio
MetLife Multi-Index Targeted Risk Portfolio
Pyramis® Managed Risk Portfolio
SSGA Growth and Income ETF Portfolio
SSGA Growth ETF Portfolio

"Fund of funds" Investment Portfolios invest substantially all of their assets in other portfolios and/or exchange-traded funds ("Underlying ETFs"). Therefore, each of these Investment Portfolios will bear its pro rata share of the fees and expenses incurred by the underlying portfolios or Underlying ETFs in which it invests in addition to its own management fees and expenses. This will reduce the investment return of each of the fund of funds Investment Portfolios. The expense levels will vary over time, depending on the mix of underlying portfolios or Underlying ETFs in which the fund of funds Investment Portfolio invests. Contract Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios and Underlying ETFs instead of investing in the fund of funds Investment Portfolios, if such underlying portfolios or Underlying ETFs are available under the contract. However, no Underlying ETFs and only some of the underlying portfolios are available under the contract.

Transfers

General. You can transfer a portion of your Account Value among the Fixed Account and the Investment Portfolios. The contract provides that you can make a

During the Income Phase, you cannot make transfers from a fixed Annuity Payment option to the Investment Portfolios. You can, however, make transfers during the Income Phase from the Investment Portfolios to a fixed Annuity Payment option and among the Investment Portfolios.

Transfers by Telephone or Other Means. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in Good Order. If you own the contract with a Joint Owner, unless we are instructed otherwise, we will accept instructions from either you or the other Owner. (See "Other Information — Requests and Elections.")

All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the Business Day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), or on a day when the New York Stock Exchange is not open, to be received on the next day the New York Stock Exchange is open (the next Business Day).

Pre-Scheduled Transfer Program. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost Averaging Programs , Three Month Market Entry and Automatic Rebalancing Programs.

Restrictions on Frequent Transfers. Frequent requests from contract Owners to transfer Account Value may dilute the value of an Investment Portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Frequent transfers involving arbitrage trading may adversely affect the long-term performance of the Investment Portfolios, which may in turn adversely affect contract Owners and other persons who may have an interest in the contracts (*e.g.*, Annuitants and Beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Investment Portfolios. In addition, as described below, we monitor transfer activity in all American Funds Insurance Series® portfolios. We monitor transfer activity in the following portfolios (the "Monitored Portfolios"):

> Baillie Gifford International Stock Portfolio
> BlackRock High Yield Portfolio
> Brighthouse Small Cap Value Portfolio
> Brighthouse/Aberdeen Emerging Markets Equity
>   Portfolio
> Brighthouse/Dimensional International Small
>   Company Portfolio
> Brighthouse/Eaton Vance Floating Rate Portfolio
> Clarion Global Real Estate Portfolio
> Harris Oakmark International Portfolio
> Invesco Small Cap Growth Portfolio
> Loomis Sayles Global Markets Portfolio
> MetLife MSCI EAFE® Index Portfolio
> MetLife Russell 2000® Index Portfolio
> MFS® Research International Portfolio
> Neuberger Berman Genesis Portfolio
> Western Asset Management Strategic Bond
>   Opportunities Portfolio

We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Account Value; and (3) two or more "round-trips" involving the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria. **We do not believe that other Investment Portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those portfolios.** We may change the Monitored Portfolios at any time without notice in our sole discretion.

thereby accelerates the time period over which transfers are made.

- Each allocation (bucket) resulting from a subsequent Purchase Payment will earn interest at the then current interest rate applied to new allocations to an EDCA account of the same monthly term.

- Allocations (buckets) resulting from each Purchase Payment, along with the interest credited, will be transferred on a first-in, first-out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 plus $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted.

(See Appendix C for further examples of EDCA with multiple Purchase Payments.)

The interest rate earned in an EDCA account will be the minimum guaranteed rate, plus any additional interest which we may declare from time to time. The minimum interest rate depends on the date your contract is issued, but will not be less than 1%. The interest rate earned in an EDCA account is paid over time on declining amounts in the EDCA account. Therefore, the amount of interest payments you receive will decrease as amounts are systematically transferred from the EDCA account to any Investment Portfolio, and the effective interest rate earned will therefore be less than the declared interest rate.

The first transfer we make under the EDCA program is the date your Purchase Payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for Purchase Payments allocated on the 29th, 30th, or 31st day of a month. If the selected day is not a Business Day, the transfer will be deducted from the EDCA account on the selected day but will be applied to the Investment Portfolios on the next Business Day. EDCA interest will not be credited on the transfer amount between the selected day and the next Business Day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.

If you decide you no longer want to participate in the EDCA program, or if we receive notification of your death, your participation in the EDCA program will be terminated and all money remaining in your EDCA account will be transferred to the Investment Portfolio(s) in accordance with the percentages you have chosen for the EDCA program, unless you specify otherwise.

The EDCA program is not available in Oregon.

Three Month Market Entry Program

Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the ~~Enhanced Dollar Cost Averaging~~ EDCA Program, except it is of three (3) months duration.

Automatic Rebalancing Program

Once your money has been allocated to the Investment Portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance monthly, quarterly, semi-annually or annually.

An automatic rebalancing program is intended to transfer Account Value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits, nor does it assure that you will not have losses.

We will measure the rebalancing periods from the anniversary of the date we issued your contract. If a dollar cost averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current DCA or EDCA allocations. If you are not participating in a dollar cost averaging program, we will make allocations based upon your current Purchase Payment allocations, unless you tell us otherwise.

The Automatic Rebalancing Program is available only during the Accumulation Phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee. We will terminate your participation in the Automatic Rebalancing Program when we receive notification of your death. If you have selected the GWB v1 rider or GLWB rider, the Fixed Account is not available for automatic rebalancing.

Guaranteed Lifetime Withdrawal Benefit — Rider Charge

~~The~~ For contracts issued on and after _____, 2018, the Guaranteed Lifetime Withdrawal Benefit (GLWB) rider is available for an additional charge of ~~1~~1.35%.___% of the Benefit Base (see "Living Benefits — Guaranteed Lifetime Withdrawal Benefit — Operation of the GLWB"), deducted for the prior Contract Year on the contract anniversary prior to taking into account any Automatic Step-Up by withdrawing amounts on a pro rata basis from your ~~Enhanced Dollar Cost Averaging~~ EDCA Program balance and Account Value in the Separate Account. For contracts issued with the GLWB prior to _____, ~~2017~~2018, the GLWB rider charge ~~was 1.20% at contract issue~~is 1.20%.

We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from your Account Value in the Separate Account.

Upon an Automatic Step-Up, we may increase the charge applicable beginning after the contract anniversary on which the Automatic Step-Up occurs to a rate that does not exceed the lower of: (a) the GLWB rider maximum charge (2.00%) or (b) the current rate that we would charge for the same rider with the same benefits, if available, for new contract purchases at the time of the Automatic Step-Up.

If you make a total withdrawal of your Account Value prior to the Lifetime Withdrawal Age or that was an Excess Withdrawal, elect to receive income payments under your contract, change the Owner or Joint Owner (or Annuitant, if the Owner is a non-natural person) or assign your contract, a pro rata portion of the GLWB rider charge will be assessed based on the number of months from the last contract anniversary to the date of the withdrawal, the beginning of income payments, the change of Owner/Annuitant, or the assignment.

If a GLWB rider is terminated because of the death of the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the contract), or it is cancelled pursuant to the cancellation provisions of the rider, no GLWB rider charge will be assessed based on the period from the last contract anniversary to the date the termination or cancellation takes effect.

GLWB Death Benefit — Rider Charge

The GLWB Death Benefit may only be elected if you have also elected the GLWB rider.

The GLWB Death Benefit is available for an additional charge of 0.65% of the GLWB Death Benefit Base (see

"Living Benefits — Guaranteed Lifetime Withdrawal Benefit — GLWB Death Benefit"), deducted for the prior Contract Year on the contract anniversary prior to taking into account any Automatic Step-Up by withdrawing amounts on a pro rata basis from your ~~Enhanced Dollar Cost Averaging~~ EDCA Program balance and Account Value in the Separate Account. We take amounts from the investment options that are part of the Separate Account by canceling accumulation units from your Account Value in the Separate Account.

Upon an Automatic Step-Up, we may increase the charge applicable beginning after the contract anniversary on which the Automatic Step-Up occurs to a rate that does not exceed the lower of: (a) the GLWB Death Benefit maximum charge (1.20%) or (b) the current rate that we would charge for the same optional death benefit with the same benefits, if available, for new contract purchases at the time of the Automatic Step-Up.

If you make a total withdrawal of your Account Value prior to the Lifetime Withdrawal Age or that was an Excess Withdrawal, elect to receive income payments under your contract, change the Owner or Joint Owner (or Annuitant, if the Owner is a non-natural person) or assign your contract, a pro rata portion of the GLWB Death Benefit charge will be assessed based on the number of months from the last contract anniversary to the date of the withdrawal, the beginning of income payments, the change of Owner/Annuitant, or the assignment.

If the GLWB rider is terminated because of the death of the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the contract), or it is cancelled pursuant to the cancellation provisions of the GLWB rider, no GLWB Death Benefit charge will be assessed based on the period from the last contract anniversary to the date the termination or cancellation takes effect.

Withdrawal Charge

We impose a withdrawal charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. During the Accumulation Phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior Purchase Payments, a withdrawal charge is assessed against each Purchase Payment withdrawn. To determine what portion (if any) of

If your contract is subject to Required Minimum Distributions (see "Required Minimum Distributions" below), your Annual Benefit Payment will be set equal to your Required Minimum Distribution Amount, if greater than the Annual Benefit Payment calculated as described above.

You may choose to receive your Annual Benefit Payment through the optional Systematic Withdrawal Program (see "Access To Your Money — Systematic Withdrawal Program"). While the GLWB rider is in effect, your withdrawals through the Systematic Withdrawal Program may not exceed your Annual Benefit Payment. There is no charge for the Systematic Withdrawal Program and you may terminate your participation at any time.

It is important to note:

• If your Account Value is reduced to zero on or after the Lifetime Withdrawal Age because you make a Non-Excess Withdrawal, we will first pay you any Remaining Annual Benefit Payment in effect at the time the Account Value is reduced to zero. Effective as of your next contract anniversary, we will then begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate (see "GLWB Rate Table") multiplied by the Benefit Base, to you for the rest of your life. If, however, your Account Value is reduced to zero on or after the Lifetime Withdrawal Age because there are insufficient funds to deduct any GLWB rider charge from your Account Value, we will begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate, to you for the rest of your life.

• If your Account Value is reduced to zero prior to the Lifetime Withdrawal Age because there are insufficient funds to deduct any GLWB rider charge from your Account Value, we will begin making monthly payments, using the GLWB Lifetime Guarantee Rate that corresponds to the Lifetime Withdrawal Age to you for the rest of your life.

• **If your Account Value is reduced to zero due to a withdrawal prior to the Lifetime Withdrawal Age or because you make an Excess Withdrawal, lifetime payments are not available, no further benefits will be payable under the GLWB rider, and the GLWB rider will terminate.**

• If your contract has not been continued under Spousal Continuation described below, you may elect to have your Annual Benefit Payments paid for the life of you and your spouse, provided your spouse is no younger than the Minimum Spousal Age, using the applicable Joint Lifetime Guarantee Rate (see "GLWB Rate Table").

• While we are making Annual Benefit Payments after the Account Value is reduced to zero, no death benefit will be available.

• **If you have selected the GLWB rider, you should carefully consider when to begin taking withdrawals. If you begin taking withdrawals too soon, you may limit the value of the GLWB rider, because the Benefit Base may not be increased by the Rollup Rate and the GLWB Withdrawal Rate is determined by when you take your first withdrawal after the Lifetime Withdrawal Age (see "GLWB Rate Table"). As shown in the GLWB Rate Table, waiting to take your first withdrawal may result in a higher GLWB Withdrawal Rate.** If you delay taking withdrawals for too long, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy) and you may be paying for a benefit you are not using.

• At any time during the Accumulation Phase, you can elect to annuitize under current annuity rates in lieu of continuing the GLWB rider. Annuitization may provide higher income amounts if the current annuity option rates applied to the Account Value on the date payments begin exceed the payments under the GLWB rider. Also, income provided by annuitizing under current annuity rates may be higher due to different tax treatment of this income compared to the tax treatment of the payments received under the GLWB rider.

• **For contracts issued prior to _____, ~~2017~~2018 only:**You may elect to receive a lump sum in lieu of lifetime payments. The lump sum value will be determined as of the date the Account Value is reduced to zero and will be a value determined based on the Annual Benefit Payments due to you, not including any Remaining Annual Benefit Payment payable in the current Contract Year. You will have a minimum of 30 days from the date of the Notice of this option to make this election. The lump sum will be payable on the Business Day the Notice is received.

Payment of the lump sum will terminate the contract and all obligations of the Company.

GLWB Variations. We currently offer two variations of the GLWB rider. The two variations are Level and Expedite. For contracts issued on ~~or~~and after _____, ~~2017~~2018, these variations are referred to as "~~_____~~ FlexChoice Access Level" and "~~_____~~FlexChoice Access Expedite." For contracts issued prior to _____, ~~2017~~2018, these variations are referred to as "FlexChoice Level" and "FlexChoice Expedite." The GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate will vary depending on the variation you choose. Depending on your expectations and preferences, you can choose the variation that best meets your needs.

Prior to issuance, you must select either:

- Level: offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime; or

- Expedite: offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.

For both variations, you may elect to have your Annual Benefit Payments paid for the life of you and your spouse, provided your spouse is no younger than the Minimum Spousal Age, using the applicable Joint Lifetime Guarantee Rate (see "GLWB Rate Table").

Managing Your Withdrawals. It is important that you carefully manage your annual withdrawals. To retain the full guarantees of this rider, your annual withdrawals (including any withdrawal charge) cannot exceed the Annual Benefit Payment each Contract Year. In other words, you should not take Excess Withdrawals. **If you do take an Excess Withdrawal, we will recalculate the Benefit Base in the same proportion that the withdrawal (including any withdrawal charge) reduces the Account Value and reduce the Annual Benefit Payment to the new Benefit Base multiplied by the applicable GLWB Withdrawal Rate.** In addition, you should not take withdrawals of any amount prior to the Lifetime Withdrawal Age. **If you take a withdrawal prior to the Lifetime Withdrawal Age, we will recalculate the Benefit Base in the same proportion that the withdrawal (including any withdrawal charge) reduces the Account Value. These reductions in the Benefit Base caused by withdrawals prior to**

the Lifetime Withdrawal Age, and in the Benefit Base and the Annual Benefit Payment caused by Excess Withdrawals, may be significant. You are still eligible to receive lifetime payments so long as the Excess Withdrawal or withdrawal prior to the Lifetime Withdrawal Age did not cause your Account Value to decline to zero. **An Excess Withdrawal (or any withdrawal prior to Lifetime Withdrawal Age) that reduces the Account Value to zero will terminate the contract and cause lifetime payments to not be available.**

If you take an Excess Withdrawal in a Contract Year, you may be able to reduce the impact of the Excess Withdrawal on your Benefit Base and Annual Benefit Payment by making two separate withdrawals (on different days) instead of a single withdrawal. The first withdrawal should be equal to your Annual Benefit Payment (or Remaining Annual Benefit Payment if withdrawals have already occurred in the Contract Year); this withdrawal will not reduce your Benefit Base (and Annual Benefit Payment). The second withdrawal (on a subsequent day) should be for the amount in excess of the Annual Benefit Payment (or Remaining Annual Benefit Payment); this withdrawal will reduce your Benefit Base and Annual Benefit Payment. For an example of taking multiple withdrawals in this situation, see Appendix E, "Withdrawals – Withdrawals After the Lifetime Withdrawal Age – Excess Withdrawals."

You can always make Non-Excess Withdrawals. However, if you choose to receive only a part of your Annual Benefit Payment in any given Contract Year, your Remaining Annual Benefit Payment does not carry over into subsequent Contract Years. For example, if your Annual Benefit Payment is 4% of your Benefit Base, you cannot withdraw 2% in one year and then withdraw 6% the next year without making an Excess Withdrawal in the second year.

Income taxes and penalties may apply to your withdrawals. Withdrawal charges may apply to withdrawals during the first Contract Year unless you take the necessary steps to elect to take such withdrawals under a Systematic Withdrawal Program. Withdrawal charges will also apply to withdrawals of Purchase Payments that exceed the free withdrawal amount in any Contract Year. (See "Expenses — Withdrawal Charges.")

purchase the contract is the later of age 90 of the Annuitant or 10 years from contract issue, you must make an election if you would like to extend your Annuity Date to the latest date permitted (subject to restrictions that may apply in your state, restrictions imposed by your selling firm, and our current established administrative procedures). If you elect to extend your Annuity Date to the latest date permitted, and that date is reached, your contract must be annuitized (see "Annuity Payments (The Income Phase)"), or you must make a complete withdrawal of your Account Value. Annuitization may provide higher income amounts than the payments under the GLWB, depending on the applicable annuity rates and your Account Value on the Annuity Date. Also, income provided by annuitizing under the applicable annuity rates may be higher due to different tax treatment of this income compared to the tax treatment of the payments received under the GLWB optional benefit.

If you annuitize at the latest date permitted, you must elect one of the following options:

(1) Annuitize the Account Value under the contract's annuity provisions.

(2) If you are eligible for lifetime withdrawals under the GLWB, elect to receive the Annual Benefit Payment paid each year until your death (or the later of your or your spousal Beneficiary's death).

If you do not select an Annuity Option or elect to receive payments under the GLWB rider, we will annuitize your contract under the Life Annuity With 10 Years of Annuity Payments Guaranteed Annuity Option. However, if we do, we will adjust your Annuity Payment or Annuity Option, if necessary, so your aggregate Annuity Payments will not be less than what you would have received under the GLWB rider.

Use of Automated Required Minimum Distribution Service and Systematic Withdrawal Program With GLWB

For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70½.

Used with the GLWB rider, our Automated Required Minimum Distribution Program can help you fulfill minimum distribution requirements with respect to your contract without reducing the Benefit Base on a proportionate basis. (Reducing the Benefit Base on a proportionate basis could have the effect of reducing or

eliminating the guarantees of the GLWB rider.) The Automated Required Minimum Distribution Program calculates minimum distribution requirements with respect to your contract and makes payments to you on a monthly, quarterly, semi-annual or annual basis.

Alternatively, you may choose to enroll in the both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program (see "Access to Your Money — Systematic Withdrawal Program"). In order to avoid taking withdrawals that could reduce the Benefit Base on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed the Annual Benefit Payment each Contract Year. Any amounts above the Annual Benefit Payment that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the Automated Required Minimum Distribution Program. For example, if you elect the GLWB rider, enroll in the Systematic Withdrawal Program and elect to receive monthly payments equal to the Annual Benefit Payment, you should also enroll in the Automated Required Minimum Distribution Program and elect to receive your Automated Required Minimum Distribution Program on an annual basis, after the Systematic Withdrawal Program monthly payment in December.

If you enroll in either the automated required minimum distribution service or both the automated required minimum distribution service and the Systematic Withdrawal Program, you should not make additional withdrawals outside the programs. Additional withdrawals may result in the Benefit Base and Annual Benefit Payment being reduced.

To enroll the Automated Required Minimum Distribution Program and/or the Systematic Withdrawal Program, please contact our Annuity Service Center.

GLWB Death Benefit

If you select the any GLWB rider, you will receive the Principal Protection death benefit, as described under "Death Benefit — Standard Death Benefit — Principal Protection." However, in states where approved, you may also select the GLWB Death Benefit for an additional charge when you select the GLWB rider if you are at least age [50] and not older than age [65] at the effective date of your contract.

The GLWB Death Benefit is currently available for purchase in all states[except _____].

GLWB RATE TABLE[TO BE UPDATED BY AMENDMENT]

Access Level

Offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime.

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Spousal Age	GLWB Withdrawal Rate (When Account Value is greater than $0)[2]		GLWB Lifetime Guarantee Rate (When Account Value is reduced to $0)	
						Age at 1st Withdrawal After Age 59½	*Withdrawal Rate*	*Single Lifetime Guarantee Rate*	*Joint Lifetime Guarantee Rate*
___/___/17 18[1]	–	[5.00]%	10th Contract Anniversary	59½	Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.	59½ to less than 65	[4.00]%	[4.00]%	[3.00]%
						65 to less than 75	[5.00]%	[5.00]%	[4.00]%
						75 to less than 80	[5.25]%	[5.25]%	[4.25]%
						80+	[5.75]%	[5.75]%	[4.75]%
~~05/02/16~~	~~___/___/17~~	~~5.00%~~	~~10th Contract Anniversary~~	~~59½~~	~~Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.~~	~~Age at 1st Withdrawal After Age 59½~~	~~Withdrawal Rate~~	~~Single Lifetime Guarantee Rate~~	~~Joint Lifetime Guarantee Rate~~
						~~59½ to less than 65~~	~~4.00%~~	~~4.00%~~	~~3.00%~~
						~~65 to less than 75~~	~~5.00%~~	~~5.00%~~	~~4.00%~~
						~~75 to less than 80~~	~~5.25%~~	~~5.25%~~	~~4.25%~~
						~~80+~~	~~5.75%~~	~~5.75%~~	~~4.75%~~

Level

Offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime.

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Spousal Age	GLWB Withdrawal Rate (When Account Value is greater than $0)[2]		GLWB Lifetime Guarantee Rate (When Account Value is reduced to $0)	
						Age at 1st Withdrawal After Age 59½	*Withdrawal Rate*	*Single Lifetime Guarantee Rate*	*Joint Lifetime Guarantee Rate*
05/02/16	___/___/18	5.00%	10th Contract Anniversary	59½	Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.	59½ to less than 65	4.00%	4.00%	3.00%
						65 to less than 75	5.00%	5.00%	4.00%
						75 to less than 80	5.25%	5.25%	4.25%
						80+	5.75%	5.75%	4.75%

Access Expedite

Offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Spousal Age	GLWB Withdrawal Rate (When Account Value is greater than $0)[2]		GLWB Lifetime Guarantee Rate (When Account Value is reduced to $0)		
						Age at 1st Withdrawal After Age 59½	Withdrawal Rate	Age When Account Value is Reduced to Zero	Single Lifetime Guarantee Rate	Joint Lifetime Guarantee Rate
[_/_/~~17~~ 18][1]	—	[5.00]%	10th Contract Anniversary	59½	Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.	59½ to less than 65	[5.00]%	79 or younger	[3.00]%	[2.00]%
								80+	[3.25]%	[2.25]%
						65 to less than 75	[6.00]%	79 or younger	[4.00]%	[3.00]%
								80+	[4.25]%	[3.25]%
						75 to less than 80	[6.00]%	79 or younger	[4.00]%	[3.00]%
								80+	[4.25]%	[3.25]%
						80+	[6.75]%	79 or younger	N/A	N/A
								80+	[5.00]%	[4.00]%
~~05/02/16~~	~~_/_/17~~	~~5.00%~~	~~10th Contract Anniversary~~	~~59½~~	~~Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.~~	~~Age at 1st Withdrawal After Age 59½~~	~~Withdrawal Rate~~	~~Age When Account Value is Reduced to Zero~~	~~Single Lifetime Guarantee Rate~~	~~Joint Lifetime Guarantee Rate~~
						~~59½ to less than 65~~	~~5.00%~~	~~79 or younger~~	~~3.00%~~	~~2.00%~~
								~~80+~~	~~3.25%~~	~~2.25%~~
						~~65 to less than 75~~	~~6.00%~~	~~79 or younger~~	~~4.00%~~	~~3.00%~~
								~~80+~~	~~4.25%~~	~~3.25%~~
						~~75 to less than 80~~	~~6.00%~~	~~79 or younger~~	~~4.00%~~	~~3.00%~~
								~~80+~~	~~4.25%~~	~~3.25%~~
						~~80+~~	~~6.75%~~	~~79 or younger~~	~~N/A~~	~~N/A~~
								~~80+~~	~~5.00%~~	~~4.00%~~

Expedite

Offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Spousal Age	GLWB Withdrawal Rate *(When Account Value is greater than $0)*[2]		GLWB Lifetime Guarantee Rate *(When Account Value is reduced to $0)*		
						Age at 1st Withdrawal After Age 59½	*Withdrawal Rate*	*Age When Account Value is Reduced to Zero*	*Single Lifetime Guarantee Rate*	*Joint Lifetime Guarantee Rate*
05/02/16	__/__/18	5.00%	10th Contract Anniversary	59½	Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.	59½ to less than 65	5.00%	79 or younger	3.00%	2.00%
								80+	3.25%	2.25%
						65 to less than 75	6.00%	79 or younger	4.00%	3.00%
								80+	4.25%	3.25%
						75 to less than 80	6.00%	79 or younger	4.00%	3.00%
								80+	4.25%	3.25%
						80+	6.75%	79 or younger	N/A	N/A
								80+	5.00%	4.00%

▌ (1). The GLWB is available for purchase in all states except [_____]. The GLWB Death Benefit is currently available for purchase in all states except [_____].

▌ 2. When the Account Value is greater than $0, only one GLWB Withdrawal Rate will apply. Your GLWB Withdrawal Rate is determined by when you take your first withdrawal after the Lifetime Withdrawal Age.

appreciation in value, if any, accrued on the benefits with respect to which the special tax was prepaid, will be taxed as provided by the tax rules in effect at the time of distribution. Lump-sum proceeds from a Puerto Rico qualified retirement plan due to separation from service will generally be taxed at a 20% capital gain tax rate to be withheld at the source.A special rate of 10% may apply instead, if the plan satisfies the following requirements:

(1) the plan's trust is organized under the laws of Puerto Rico, or has a Puerto Rico resident trustee and uses such trustee as paying agent; and

(2) 10% of all plan's trust assets (calculated based on the average balance of the investments of the trust) attributable to participants who are Puerto Rico residents must be invested in "property located in Puerto Rico" for a three-year period.

If these two requirements are not satisfied, the distribution will generally be subject to the 20% tax rate. The three-year period includes the year of the distribution and the two immediately preceding years. In the case of a defined contribution plan that maintains separate accounts for each participant, the described 10% investment requirement may be satisfied in the accounts of a participant that chooses to invest in such fashion rather than at the trust level. Property located in Puerto Rico includes shares of stock of a Puerto Rico registered investment company, fixed or variable annuities issued by a domestic insurance company or by a foreign insurance corporation that derives more than 80% of its gross income from sources within Puerto Rico, and bank deposits. The PR 2011 Code does not impose a penalty tax in cases of early (premature) distributions from a qualified plan.

You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution if you are a resident of Puerto Rico.

Rollover. Deferral of the recognition of income continues upon the receipt of a distribution by a participant from a qualified plan, if the distribution is contributed to another qualified retirement plan or traditional individual retirement account for the employee's benefit no later than sixty (60) days after the distribution.

ERISA Considerations. In the context of a Puerto Rico qualified retirement plan trust, the IRS has held that the transfer of assets and liabilities from a qualified retirement plan trust under the Code to that type of plan would generally be treated as a distribution includible in gross

income for U.S. income tax purposes even if the Puerto Rico retirement plan is a plan described in ERISA Section 1022(i)(1). By contrast, a transfer from a qualified retirement plan trust under the Code to a Puerto Rico qualified retirement plan trust that has made an election under ERISA Section 1022(i)(2) is not treated as a distribution from the transferor plan for U.S. income tax purposes because a Puerto Rico retirement plan that has made an election under ERISA Section 1022(i)(2) is treated as a qualified retirement plan for purposes Code Section 401(a). The IRS has determined that the above described rules prescribing the inclusion in income of transfers of assets and liabilities to a Puerto Rico retirement plan trust described in ERISA Section 1022(i)(1) would be applicable to transfers taking effect after December 31, 2012. Notwithstanding the above, the IRS has recently held that a Puerto Rico retirement plan described in ERISA Section 1022(i)(1) may participate in a 81-100 group trust because it permits said plan to diversify its investments without adverse tax consequences to the group trust or its investors.

Similar to the IRS in Revenue Ruling 2013-17, the U.S. Department of Labor issued DOL Technical Release No. 2013-04 on September 18, 2013, providing that, where the Secretary of Labor has authority to regulate with respect to the provisions of ERISA dealing with the use of the term "spouse," spouse will be read to refer to any individuals who are lawfully married under any state law, including same-sex spouses, and without regard to whether their state of domicile recognizes same-sex marriage. Thus, for ERISA purposes as well as Federal tax purposes, an employee benefit plan participant who marries a person of the same sex in a jurisdiction that recognizes same-sex marriage will continue to be treated as married even if the couple moves to a jurisdiction that does not recognize same-sex marriage.

11. OTHER INFORMATION

~~BLIC~~Brighthouse Life Insurance Company

Brighthouse Life Insurance Company (BLIC) is a stock life insurance company originally chartered in Connecticut in 1863 and currently subject to the laws of the State of Delaware. ~~BLIC was previously known as MetLife Insurance Company of Connecticut but changed its name to MetLife Insurance Company USA when it changed its state of domicile from Connecticut to Delaware on November~~Prior to March ~~14~~6, ~~2014~~2017~~.~~, ~~We changed~~

~~our name to Brighthouse~~BLIC was known as MetLife ~~Life~~ Insurance Company ~~on March~~USA ~~6, 2017~~. BLIC is licensed to conduct business in all states of the United States, except New York, and in the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. BLIC is a subsidiary of, and controlled by, ~~MetLife~~Brighthouse Financial, Inc. (~~MetLife~~BHF), a publicly-traded company~~,~~ (~~see~~Prior ~~"Planned Separation~~to August ~~from~~4, ~~MetLife~~2017, BHF was a subsidiary of, and controlled by, MetLife ~~Inc."~~ ~~below)~~. ~~MetLife~~BHF, through its subsidiaries and affiliates, is a ~~leading~~ provider of insurance and financial services~~to individuals and institutional customers~~. BLIC's executive offices are located at 11225 North Community House Road, Charlotte, NC 28277.

Planned Separation from MetLife, Inc.

~~In January 2016, MetLife announced its plan to pursue the separation of a substantial portion of its U.S. retail business. In preparation for the planned separation, in August 2016 MetLife formed a new, wholly-owned Delaware holding company, Brighthouse Financial, Inc.(Brighthouse Financial), which filed a registration statement on Form 10 (the Form 10) with the SEC in October 2016, as amended in December 2016, reflecting MetLife's current initiative to conduct the separation in the form of a spin-off.~~

~~To effect the separation, first, MetLife expects to undertake the restructuring described in more detail in the Form 10. The restructuring would result in future Brighthouse Financial subsidiaries, including BLIC, being wholly-owned subsidiaries of Brighthouse Financial. Following the restructuring, MetLife would distribute at least 80.1% of Brighthouse Financial's common stock to MetLife's shareholders (the Distribution), and Brighthouse Financial would become a separate, publicly-traded company. The separation remains subject to certain conditions including, among others, obtaining final approval from the MetLife board of directors, receipt of a favorable IRS ruling and an opinion from MetLife's tax adviser regarding certain U.S. federal income tax matters, receipt of the approval of state insurance and other regulatory authorities and an SEC declaration of the effectiveness of the Form 10.~~

~~Following the Distribution, if it occurs, BLIC will be a wholly-owned subsidiary of, and ultimately controlled by, Brighthouse Financial. MetLife currently plans to dispose of its remaining shares of Brighthouse Financial common stock as soon as practicable following the Distribution, but~~ ~~in no event later than five years after the Distribution. For more information about Brighthouse Financial and the Distribution, please see the most recent amendment to Brighthouse Financial's Form 10 (SEC File No. 001-37905), available via the SEC's EDGAR system on its website at https://www.sec.gov/edgar/searchedgar/companysearch.html.~~

~~No assurances can be given regarding the final form the Distribution (or any alternative separation transaction) may take or the specific terms thereof, or that the Distribution (or any other form of separation) will in fact occur. However, any separation transaction will not affect the terms or conditions of your variable contract. BLIC will remain fully responsible for its contractual obligations to variable contract owners, and you should carefully consider the potential impact of any separation transaction that may occur on BLIC's financial strength and claims-paying ability.~~

The Separate Account

We have established a *Separate Account*, Brighthouse Separate Account A (Separate Account), to hold the assets that underlie the contracts. (Prior to March 6, 2017, the Separate Account was known as MetLife Investors USA Separate Account A.) The Board of Directors of MetLife Investors USA Insurance Company (MetLife Investors) adopted a resolution to establish the Separate Account under Delaware insurance law on May 29, 1980. On November 14, 2014, following the close of business ~~MetLife Investors merged into BLIC (formerly known as MetLife Insurance Company USA) and~~ the Separate Account became a separate account of BLIC. We have registered the Separate Account with the SEC as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts issued from this Separate Account without regard to our other business.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we will notify you of any such changes and we guarantee that the modification will not affect your Account Value.

We are obligated to pay all money we owe under the contracts — such as death benefits and income payments — even if that amount exceeds the assets in the Separate Account. Any such amount that exceeds the assets in the Separate Account is paid from our general account. Any amount under any optional death benefit, optional Guaranteed Withdrawal Benefit, or optional Guaranteed Lifetime Withdrawal Benefit that exceeds the assets in the Separate Account is also paid from our general account. Benefit amounts paid from the general account are subject to our financial strength and claims paying ability and our long term ability to make such payments. We issue other annuity contracts and life insurance policies where we pay all money we owe under those contracts and policies from our general account. BLIC is regulated as an insurance company under state law, which generally includes limits on the amount and type of investments in our general account. However, there is no guarantee that we will be able to meet our claims paying obligations; there are risks to purchasing any insurance product.

The investment advisers to certain of the Investment Portfolios offered with the contracts or with other variable annuity contracts issued through the Separate Account may be regulated as Commodity Pool Operators. While it does not concede that the Separate Account is a commodity pool, BLIC has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodities Exchange Act (CEA), and is not subject to registration or regulation as a pool operator under the CEA.

Distributor

We have entered into a distribution agreement with our affiliate, Brighthouse Securities, LLC (Distributor), 11225 North Community House Road, Charlotte, NC 28277, for the distribution of the contracts. Prior to March 6, 2017, the distributor of the contracts was MetLife Investors Distribution Company. ~~Distributor~~ Both the Company and Distributor are indirect, wholly owned subsidiaries of BHF. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor

brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

Distributor, and in certain cases, we, have entered into selling agreements with other selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including sales distribution expenses.

All of the Investment Portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the Investment Portfolios. (See the Investment Portfolio prospectuses for more information.) These payments range up to 0.55% of Separate Account assets invested in the particular Investment Portfolio.

Selling Firms

As noted above, Distributor, and in certain cases, we, have entered into selling agreements with unaffiliated selling firms for the sale of the contracts. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Registered representatives of the selling firms may also receive non-cash compensation, pursuant to their firm's guidelines, directly from us or Distributor.

Compensation Paid to Selling Firms. We and Distributor pay compensation to all selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional Purchase Payments by selling firms is 8% of Purchase Payments, along with annual trail commissions up to 1.20% of Account Value (less Purchase Payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract Owner elects to begin receiving regular income payments (referred to as "Annuity

APPENDIX B
Participating Investment Portfolios

Below are the advisers and subadvisers and investment objectives of each Investment Portfolio available under the contract. **We restrict the investment choices available to you if you elect the GWB v1 rider or the GLWB rider. Please see "Purchase Payments — Investment Allocation Restrictions for Certain Riders" for more information about investment allocation and other Purchase Payment restrictions applicable to optional riders.** The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

Investment Portfolio	Investment Objective	Investment Adviser/Subadviser
Brighthouse Funds Trust I (formerly Met Investors Series Trust)		
AB Global Dynamic Allocation Portfolio — Class B⁑	Seeks capital appreciation and current income.	Brighthouse Investment Advisers, LLC Subadviser: AllianceBernstein L.P.
Allianz Global Investors Dynamic Multi-Asset Plus Portfolio — Class B⁑	Seeks total return.	Brighthouse Investment Advisers, LLC Subadviser: Allianz Global Investors U.S. LLC
American Funds® Balanced Allocation Portfolio — Class C	Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	Brighthouse Investment Advisers, LLC
American Funds® Growth Allocation Portfolio — Class C	Seeks growth of capital.	Brighthouse Investment Advisers, LLC
American Funds® Growth Portfolio — Class C	Seeks to achieve growth of capital.	Brighthouse Investment Advisers, LLC; Capital Research and Management Company
American Funds® Moderate Allocation Portfolio — Class C	Seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.	Brighthouse Investment Advisers, LLC
AQR Global Risk Balanced Portfolio — Class B⁑	Seeks total return.	Brighthouse Investment Advisers, LLC Subadviser: AQR Capital Management, LLC
BlackRock Global Tactical Strategies Portfolio — Class B⁑	Seeks capital appreciation and current income.	Brighthouse Investment Advisers, LLC Subadviser: BlackRock Financial Management, Inc.
BlackRock High Yield Portfolio — Class B	Seeks to maximize total return, consistent with income generation and prudent investment management.	Brighthouse Investment Advisers, LLC Subadviser: BlackRock Financial Management, Inc.
Brighthouse Asset Allocation 100 Portfolio — Class B (formerly MetLife Asset Allocation 100 Portfolio)	Seeks growth of capital.	Brighthouse Investment Advisers, LLC
Brighthouse Balanced Plus Portfolio — Class B⁑ (formerly MetLife Balanced Plus Portfolio)	Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	Brighthouse Investment Advisers, LLC Subadviser: Overlay Portion: Pacific Investment Management Company LLC
Brighthouse Small Cap Value Portfolio — Class B (formerly MetLife Small Cap Value Portfolio)	Seeks long-term capital appreciation.	Brighthouse Investment Advisers, LLC Subadvisers: Delaware Investments Fund Advisers; Wells Capital Management Incorporated
Brighthouse/Aberdeen Emerging Markets Equity Portfolio — Class B (formerly Met/Aberdeen Emerging Markets Equity Portfolio)	Seeks capital appreciation.	Brighthouse Investment Advisers, LLC Subadviser: Aberdeen Asset Managers Limited
Brighthouse/Eaton Vance Floating Rate Portfolio — Class B (formerly Met/Eaton Vance Floating Rate Portfolio)	Seeks a high level of current income.	Brighthouse Investment Advisers, LLC Subadviser: Eaton Vance Management
Brighthouse/Franklin Low Duration Total Return Portfolio — Class B (formerly Met/Franklin Low Duration Total Return Portfolio)	Seeks a high level of current income, while seeking preservation of shareholders' capital.	Brighthouse Investment Advisers, LLC Subadviser: Franklin Advisers, Inc.

The Variable Annuity Contract

issued by

BRIGHTHOUSE LIFE INSURANCE COMPANY

and

BRIGHTHOUSE SEPARATE ACCOUNT A

Series S
(offered on and after May 2, 2016)

Series S – L Share Option
(offered on and after May 2, 2016)

May 1, 2017 (as revised _____, ~~2017~~2018)

This prospectus describes the flexible premium deferred variable annuity contract offered by Brighthouse Life Insurance Company (BLIC or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.

The annuity contract has ~~24~~60 investment choices. — a Fixed Account that offers an interest rate guaranteed by us, and 59 Investment Portfolios listed below. We restrict the investment choices available to you if you elect the GWB v1 rider or the GLWB rider. Please see "Purchase Payments — Investment Allocation Restrictions for Certain Riders" for more information about investment allocation and other Purchase Payment restrictions applicable to optional riders.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE CONTRACTS AS DESCRIBED IN THIS PROSPECTUS UNTIL THE POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT RELATING TO THE CONTRACTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE PROSPECTUS IS NOT AN OFFER TO SELL THESE CONTRACTS AND IS NOT SOLICITING AN OFFER TO BUY THESE CONTRACTS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Brighthouse Funds Trust I ~~(formerly Met Investors Series Trust)~~

AB Global Dynamic Allocation Portfolio (Class B)[*]

Allianz Global Investors Dynamic Multi-Asset Plus Portfolio (Class B)[*]

American Funds® Balanced Allocation Portfolio (Class C)

American Funds® Growth Allocation Portfolio (Class C)

American Funds® Growth Portfolio (Class C)

American Funds® Moderate Allocation Portfolio (Class C)

AQR Global Risk Balanced Portfolio (Class B)[*]

BlackRock Global Tactical Strategies Portfolio (Class B)[*]

~~Brighthouse Asset Allocation 100~~ BlackRock High Yield Portfolio (Class B) ~~(formerly MetLife Asset Allocation 100 Portfolio)~~

Brighthouse Asset Allocation 100 Portfolio (Class B)

Brighthouse Balanced Plus Portfolio (Class B)[*] ~~(formerly MetLife Balanced Plus Portfolio)~~

Brighthouse Small Cap Value Portfolio (Class B)

Brighthouse/Aberdeen Emerging Markets Equity Portfolio (Class B)

Brighthouse/Eaton Vance Floating Rate Portfolio (Class B)

Brighthouse/Franklin Low Duration Total Return Portfolio (Class B)

Clarion Global Real Estate Portfolio (Class B)

ClearBridge Aggressive Growth Portfolio (Class B)

Goldman Sachs Mid Cap Value Portfolio (Class B)

Harris Oakmark International Portfolio (Class B)

Invesco Balanced-Risk Allocation Portfolio (Class B)[*]

Invesco Comstock Portfolio (Class B)

Invesco Mid Cap Value Portfolio (Class B)

Invesco Small Cap Growth Portfolio (Class B)

JPMorgan Core Bond Portfolio (Class B)

JPMorgan Global Active Allocation Portfolio (Class B)[*]

Loomis Sayles Global Markets Portfolio (Class B)

MetLife Multi-Index Targeted Risk Portfolio (Class B)[*]

MFS® Research International Portfolio (Class B)

PanAgora Global Diversified Risk Portfolio (Class B)[*]

PIMCO Inflation Protected Bond Portfolio (Class B)

PIMCO Total Return Portfolio (Class B)

Pyramis® Government Income Portfolio (Class B)[*]

Pyramis® Managed Risk Portfolio (Class B)[*]

Schroders Global Multi-Asset Portfolio (Class B)[*]

SSGA Growth and Income ETF Portfolio (Class B)

SSGA Growth ETF Portfolio (Class B)

APPENDIX F
Principal Protection Death Benefit Example

The purpose of this example is to illustrate the operation of the Principal Protection death benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the investment allocation made by a contract Owner and the investment experience of the Investment Portfolios chosen. **The examples do not reflect the deduction of fees and expenses, withdrawal charges or income taxes and tax penalties.**

Principal Protection Death Benefit

The purpose of this example is to show how partial withdrawals reduce the Principal Protection death benefit proportionately by the percentage reduction in Account Value attributable to each partial withdrawal.

		Date	Amount
A	Initial Purchase Payment	9/1/~~2016~~ 2017	$100,000
B	Account Value	9/1/~~2017~~ 2018 (First Contract Anniversary)	$104,000
C	Death Benefit	As of 9/1/~~2017~~ 2018	$104,000 (= greater of A and B)
D	Account Value	9/1/~~2018~~ 2019 (Second Contract Anniversary)	$90,000
E	Death Benefit	9/1/~~2018~~ 2019	$100,000 (= greater of A and D)
F	Withdrawal	9/2/~~2018~~ 2019	$9,000
G	Percentage Reduction in Account Value	9/2/~~2018~~ 2019	10% (= F/D)
H	Account Value after Withdrawal	9/2/~~2018~~ 2019	$81,000 (= D-F)
I	Purchase Payments Reduced for Withdrawal	As of 9/2/~~2018~~ 2019	$90,000 (= A-(A × G))
J	Death Benefit	9/2/~~2018~~ 2019	$90,000 (= greater of H and I)

Notes to Example

Purchaser is age 60 at issue.

The Account Values on 9/1/~~2018~~2019 and 9/2/~~2018~~2019 are assumed to be equal prior to the withdrawal.